Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

CONNECTM TECHNOLOGY SERVICES, INC.,
a Delaware corporation

and

Vijaya Rao,
an individual resident of the State of Delaware

Dated as of August 5, 2024

MEMBERSHIP INTEREST PURCHASE AGREEMENT

August 5, 2024

This MEMBERSHIP INTEREST PURCHASE AGREEMENT is made as of the date first above written by and among ConnectM Technology Services, Inc., a Delaware corporation (the “Purchaser”), and Vijaya Rao, an individual resident of the State of Delaware (“Seller”). Certain capitalized terms used herein shall have the meanings ascribed to them in Section 12.2.

WHEREAS, DeliveryCircle LLC, a Delaware limited liability company (the “Company”), is engaged in the business of providing dispatch and delivery services and related software (the “Business”);

WHEREAS, the Seller owns, free and clear of all Liens and other encumbrances, membership interests in the Company, comprising 842,157 Class A Units, 207,843 Class P Units and 3,063 Series A Units (the “Acquired Interests”), which give the Seller the right to appoint four (4) voting members to the Company’s Board of Directors, which Board has seven (7) total voting members free and clear of all Liens and other encumbrances;

WHEREAS, Purchaser desires to purchase the Acquired Interests from Seller, and Seller desires to sell such Acquired Interests to Purchaser, all upon the terms and conditions set forth in this Agreement, such that after such purchase and sale the Purchaser will own membership interests in the Company which give the Purchaser the right to appoint four (4) voting members to the Company’s Board of Directors, which Board has seven (7) total voting members.

NOW, THEREFORE, in consideration of the mutual covenants herein set forth and for the benefits to be derived from the consummation of the transactions contemplated hereby, the Parties agree as follows:

Section 1.          Purchase and Sale of Acquired Interests. Subject to the terms and conditions, and based upon the representations and warranties, hereinafter set forth, Purchaser agrees to purchase, accept and pay for, and Seller agrees to sell, assign and deliver all of the Acquired Interests at the Closing (as hereinafter defined) for the Purchase Price set forth in Section 2.1.

Section 2.           Consideration and Manner of Payment.

2.1.      Purchase Price, Etc.

(a)	The “Purchase Price” means, subject to adjustment pursuant to Section 2.6 of this Agreement, an amount up to $5,234,788.00, comprising: (i) $520,000.00 (the “Base Purchase Price”), plus (ii) the Contingent Value Amount, the amount and payment of which is governed by Sections 2.2 and 2.4, subject to adjustment as provided in this Agreement.

(b)	The “Initial Cash Payment” means the Base Purchase Price.

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2.2.      Contingent Value Matters.

(a)	On or prior to the later of (i) the date which is thirty (30) days after the end of each of the eight calendar years commencing with the calendar year ending December 31, 2024 (each, a “Measurement Year”) and (ii) the date which is ten (10) days after the Seller and/or the Company shall have provided such information as is reasonably requested by the Purchaser in connection with its obligations under this Section 2.2, the Purchaser shall calculate the Company’s Revenue Growth and EBITDA for each such applicable Measurement Year and shall deliver notice thereof to Seller (each, a “Calculation Notice”). Subject to the provisions of Section 2.6, the Purchaser shall pay to the Seller with respect to each Measurement Year an amount (each, a “Contingent Value Payment”) equal to lowest of (i) the amount set forth in the table below opposite the applicable Measurement Year under the heading “Base Amount,” (ii) twenty percent (20.0%) of the amount of the Company’s Revenue Growth for the applicable Measurement Year and (iii) thirty-seven percent (37.0%) of the Company’s EBITDA for the applicable Measurement Year, which Contingent Value Payment shall be paid by the Purchaser to the Seller on or prior to the latest (each, a “Contingent Value Payment Date”) of (x) the date which is forty-five (45) days following the last day of the Measurement Year for which the applicable Contingent Value Payment was earned, (y) the date which thirty (30) days after the Seller and/or the Company shall have provided such information as is reasonably requested by the Purchaser in connection with its calculation of the Contingent Value Payment for the applicable Measurement Year and (z) the date which is ten (10) days following the resolution of any Dispute regarding the applicable Calculation Notice (as hereinafter defined) in accordance with Section 2.4. The Purchaser shall determine the Gross Revenue and EBITDA in good faith in accordance with the Agreed Accounting Principles applied on a consistent basis throughout the periods covered thereby.

Measurement Year (calendar year)	Base Amount
2024	$355,000.00
2025	$288,147.00
2026	$488,416.00
2027	$473,357.00
2028	$591,696.00
2029	$739,620.00
2030	$924,525.00
2031	$854,669.00

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(b)	The Purchaser shall deliver to the Seller written notice of its calculation of Revenue Growth and EBITDA for each Measurement Year (each, a “Contingent Value Calculation Notice”) on or prior to the date which is thirty (30) days after the end of each such applicable Measurement Year.

(c)	For U.S. federal Income Tax purposes, any payment by the Purchaser to the Seller pursuant to this Section 2.3 is intended to be eligible for installment method reporting under Section 453 of the Code, a portion of which may be treated as imputed interest, and the Parties shall file their Tax Returns accordingly, unless a contrary treatment is required by Law. In addition, the Parties are structuring the transaction to qualify for capital gain treatment.

2.3.     [Reserved.]

2.4.     Contingent Value Finalization.

(a)	After the Seller’s receipt of each Contingent Value Calculation Notice (a “Calculation Notice”), the Seller will have fifteen (15) business days (each, an “Objection Period”) to review such Calculation Notice. During the applicable Objection Period, the Purchaser shall reasonably cooperate with the Seller, including by promptly providing the Seller or Seller’s Representatives with reasonable access to any books, records and work papers of the Purchaser requested by the Seller in writing related to the preparation of the applicable Calculation Notice that are necessary to allow the Seller to verify the accuracy of the calculations set forth in the applicable Calculation Notice. The Purchaser’s calculations set forth in the applicable Calculation Notice will be conclusive and binding upon the Parties unless, prior to the expiration of applicable Objection Period, the Seller notifies the Purchaser in writing that it disagrees with the Purchaser’s calculations (an “Objection Notice”). Such Objection Notice shall include a schedule setting forth the Seller’s calculations of the items set forth in the applicable Calculation Notice and shall provide supporting documentation supporting such calculations. The Seller’s calculations set forth in the applicable Objection Notice will be final, conclusive and binding upon the Parties unless, within fifteen (15) business days following the date of Seller’s applicable Objection Notice, the Purchaser notifies the Seller in writing that it disagrees with the Seller’s calculation (each, a “Purchaser’s Objection Notice”). If the Purchaser disagrees with the Seller’s calculation, a representative of the Purchaser shall promptly meet with the Seller, and such Parties shall attempt in good faith to reach a resolution of such disagreement. If such disagreement is not resolved within fifteen (15) days after delivery of the applicable Purchaser’s Objection Notice (“Dispute”), the Parties shall mutually select a regionally recognized firm of independent certified public accountants (“Accounting Firm”) to compute the amounts set forth in the applicable Calculation Notice, and such calculation will be binding and conclusive upon the Parties absent manifest error and shall constitute an arbitral award that is final and unappealable and upon which a judgment may be entered by a court having jurisdiction thereof. Purchaser and Seller shall cooperate with the Accounting Firm in the Accounting Firm’s review and resolution of the Dispute. The fees and expenses (including any retainer paid) of such accounting firm shall be allocated to be paid by the Purchaser, on the one hand, and/or the Seller, on the other hand, based upon the percentage that the portion of the contested amount not awarded to each side bears to the amount actually contested by such side. In making its determination, the Accounting Firm shall be bound by the terms and conditions of this Agreement. The Purchaser and the Seller will request that such accounting firm determine, in writing, the allocation of their fees (including any retainer paid) in accordance with the immediately preceding sentence. Each Party will otherwise bear its own fees and expenses.

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(b)	If the Seller does not provide an applicable Objection Notice, then the Purchaser or the Seller (as applicable) shall be required to make the applicable payment, if any, to Seller or the Purchaser (as applicable) within ten (10) business days following the expiration of the applicable Objection Period (or such applicable later time as provided in this Agreement).

2.5.      Transactions to be Affected.

(a)           The Purchaser shall, subject to Section 2.6:

(i)	On the date which is thirty (30) days after the Closing Date (the “Initial Payment Date”), the Purchaser shall pay on behalf of the Seller, to the parties to whom the Closing Transaction Expenses are due, payment of the Closing Transaction Expenses, by check or by wire transfer of immediately available funds to the address or account(s) designated by each Person to whom such Closing Transaction Expenses are to be paid, as applicable, which payment shall be deemed to comprise a payment towards the Initial Cash Payment;

(ii)	On the Initial Payment Date, the Purchaser shall pay to the Seller the balance, if any, of the Initial Cash Payment, after deducting the aggregate amounts of all payments made by Purchaser pursuant to Section 2.5(a)(i);

(iii)	On each Contingent Value Payment Date, pay to the Seller the applicable Contingent Value Payment relating to the Measurement Period corresponding to such Contingent Value Payment Date;

(iv)	deliver to the Seller the Transaction Documents and all other agreements, documents, instruments or certificates required to be delivered by the Purchaser at or prior to the Closing pursuant to Section 9 of this Agreement.

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(b)           At the Closing:

(i)	the Seller shall deliver to the Purchaser evidence of assignment of the Acquired Interests to Purchaser;

(ii)	the Seller shall deliver to the Purchaser the Transaction Documents and all other agreements, documents, instruments or certificates required to be delivered by the Seller at or prior to the Closing pursuant to Section 8 of this Agreement.

2.6.      Prepayment.

(a)	Voluntary Prepayment. At the Purchaser’s election, in its sole and absolute discretion, the Purchaser may pay to Seller in full satisfaction of the Purchase Price, an amount (the “Prepayment Amount”) equal to (i) the amount set forth in the table below opposite the applicable calendar year during which such payment is made under the heading “Base Prepayment Amount,” less (ii) the Initial Cash Payment, less (iii) the aggregate amount of all Contingent Value Payments which have been paid to Seller as of the date of such payment.

Calendar Year	Base Prepayment Amount
2024	$3,955,000.00
2025	$4,200,000.00
2026	$4,444,000.00
2027	$4,667,000.00
2028	$4,871,000.00
2029	$5,044,000.00
2030	$5,171,000.00
2031	$5,234,000.00

(b)	Payment Upon Trigger Event. In the event a Trigger Event shall occur after the Closing, Purchaser will pay in full satisfaction of the Purchase Price, an amount equal to (i) the lesser of (A) seventy percent (70.0%) of the net proceeds (after deducting applicable costs, expenses and taxes) actually received by Purchaser as a result of such Trigger Event and (B) the then-applicable Prepayment Amount applicable for the calendar year prior to the calendar year during which such Trigger Event shall have occurred, as per the above schedule, less (ii) the Initial Cash Payment, less (iii) the aggregate amount of all Contingent Value Payments which have been paid to Seller as of the date of such payment.

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(c)	Payment Upon Acquisition of Remaining Interests. If, at any time prior to December 31, 2031, Purchaser shall not have satisfied in full its obligation to pay the Purchase Price pursuant to Section 2.6(a) or Section 2.6(b), Purchaser acquires, directly or indirectly, all, or substantially all, of the remaining 43.0% of the membership interests in the Company, such that the Purchaser shall then own, directly or indirectly, all, or substantially all, of the issued and outstanding membership interests in the Company, then the Purchaser shall, at Seller’s election, which election shall be made within thirty (30) days after Seller shall have received notice of such acquisition, pay to Seller an amount equal to the lesser of (i) (A) an amount that is proportional (based upon the ratio of the Acquired Interests to all of the membership interests of the Company being purchased) to the amount paid to the holders of such other membership interests, less (B) the Initial Cash Payment, less (C) the aggregate amount of all Contingent Value Payments which have been paid to Seller as of the date of such payment and (ii) the amount of the Prepayment Amount as of the date of such election. Any such payment shall be paid, if under clause (i), on the same terms and at the same time as any payments made to such other holders, or, under clause (ii), within thirty (30) calendar days after the closing of such acquisition.

(d)	Effect on Purchase Price. Anything to the contrary notwithstanding, in the event of any prepayment pursuant to this Section 2.6, the “Purchase Price” shall mean an amount equal to (i) the Initial Cash Payment, plus (ii) the aggregate amount of all Contingent Value Payments which have been paid to Seller as of the date of such payment, plus (iii) the aggregate payments made by Purchaser to Seller pursuant to Section 2.6(a), (b) or (c), as applicable.

Section 3.          Closing. Subject to the conditions precedent set forth herein, the closing hereunder (the “Closing”) shall take place on the date first above written (the “Closing Date”), and shall be effective as of 12:01 a.m. on such date.

Section 4.          Representations and Warranties Concerning the Company. The Seller represents and warrants to the Purchaser as follows, as of the date hereof, to the Seller’s Knowledge:

4.1.       Organization and Existence. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware. The Company has the power to own or lease its property and to carry on its business in the manner and at such locations as that business is currently being conducted. The books and records of the Company as have been made available to the Purchaser at the Closing by the Seller are, taken as a whole, complete and correct in all material respects. The Company does not have any subsidiaries, nor does it own, directly or indirectly, beneficially or of record, any interest in any corporation, association, partnership or other entity.

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4.2.       Capitalization. Schedule 4.2 sets forth the Company’s issued and outstanding membership interests as of the date hereof. The Seller is the record owner of the Acquired Interests and own such Acquired Interests free and clear of all Liens other than restrictions imposed by state and federal securities laws. All of the Acquired Interests have been duly authorized and are validly issued, fully paid and nonassessable. Except as set forth on Schedule 4.2, the Company does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by the Company. Except as set forth on Schedule 4.2, there are no outstanding (a) membership interests, equity interests or voting securities of the Company, (b) securities convertible or exchangeable into equity interests of the Company, (c) any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem equity interests of the Company or (d) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company.

4.3.       Approvals; No Violation. No consent, approval, authorization or order of any court or governmental agency or body is required to be obtained by the Company for the consummation of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder will (i) violate any statute, regulation, injunction, judgment, order, decree or ruling to which the Company is subject, nor will it require the authorization or approval of, or the filing of any notice with any governmental agency or authority; or (ii) result in a violation or breach of any term or provision of, or constitute a default under, the Company’s Certificate of Organization or operating agreement or any Contract to which the Company is a party or by which it is bound; or (iii) result in any lien, charge, pledge, encumbrance or limitation on alienability of any kind upon the Acquired Interests.

4.4.       Financial Statements; Etc. Attached hereto as Schedule 4.4, are the following financial statements of the Company: the balance sheet, statement of income, statement of changes in stockholder’s equity, and statements of cash flows for the periods ended December 31, 2023, December 31, 2022 and December 31, 2021 (the “Annual Financial Statements”) and a management-prepared balance sheet for the five-month period ending May 31, 2024 (the “Latest Balance Sheet”) and income statement of the Company for the five-month period ending May 31, 2024 (together with the Latest Balance Sheet, the “Latest Financial Statements” and, together with the Annual Financial Statement, the “Financial Statements”). The Annual Financial Statements, other than the exclusion of any explanatory footnotes and other presentation items thereon, have been prepared in accordance with the Agreed Accounting Principles applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of the Company as of such dates and the results of operations of the Company for such periods, and are consistent with the books and records of the Company. The Latest Financial Statements have been prepared in accordance with the Agreed Accounting Principles applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of the Company as of such dates and the results of operations of the Company for such periods, are correct and complete in all material respects and are consistent with the books and records of the Company.

4.5.       Title to Assets. The Company has good and marketable title to all of the assets reflected in the balance sheet in the Latest Financial Statements (except for those assets that have been sold in the ordinary and usual course of the Company’s business or that have been replaced with items of like or greater value and utility subsequent to the date thereof), free and clear of any and all liens, claims, mortgages, charges, exceptions or encumbrances. Such assets shown in the Latest Balance Sheet constitute all of the assets necessary for the conduct of Company’s business in the manner in which that business is currently being conducted.

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4.6.       Quality of Assets. All of the Company’s Outstanding Receivables represent valid obligations of the Company’s customers arising from bona fide transactions in the ordinary course of the Business and are fully collectible (without any defenses, counterclaims, or setoffs), subject only to the bad debt reserve specified therein.

4.7.        Trade Names and Other Intellectual Property.

(a)	The Company exclusive owner of, or has a valid license to, all patents, copyrights, trade secrets, trademarks, trade names or other proprietary rights and computer software necessary for the operation of the Company’s business as presently conducted or contemplated (“Intellectual Property”). There are no claims or demands of any other Person pertaining to any of such Intellectual Property and no proceedings have been instituted, or are pending or threatened, which challenge the rights of the Company in respect thereof. Without limiting the generality of the foregoing, the Company has the right to use, free and clear of claims or rights of other Persons, all customer lists, designs, manufacturing or other processes, computer software, systems and other information required for the Business as presently conducted or contemplated.

(b)	The Company has not granted any licenses or other rights to others in Intellectual Property owned or licensed by the Company, except for licenses to its bona fide customers in the ordinary course of the operation of the Business.

(c)	The present business and activities of the Company do not infringe any Intellectual Property of any other Person. No proceeding charging the Company with infringement of any adversely held Intellectual Property has been filed or is threatened to be filed.

4.8.       No Undisclosed Liabilities. The Company has no indebtedness, obligations, commitments or liabilities, accrued, absolute, contingent, threatened or otherwise (collectively, the “Liabilities”), of the nature required to be disclosed in a balance sheet prepared in accordance with the Agreed Accounting Principles, except for Liabilities reflected in the Latest Balance Sheet and Liabilities arising in the ordinary course of business since the date of the Latest Balance Sheet.

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4.9.       Absence of Certain Changes. Since December 31, 2023, there has not been any fact, event, change, circumstance or occurrence that has a Material Adverse Effect on the business, assets, liabilities, financial condition, or results of operations, of the Company, except to the extent resulting from (A) changes in general local, domestic, foreign, or international economic conditions, (B) changes affecting generally the industries or markets in which the Company operates, (C) acts of war, sabotage or terrorism, military actions or the escalation thereof, (D) any changes in applicable laws or accounting rules or principles, including changes in GAAP, (E) any other action required by this Agreement, or (F) the announcement of the Transactions. Without limiting the generality of the foregoing, since that date:

(a)	the Company has not sold, leased, transferred or assigned, nor imposed, nor permitted the imposition of, any lien, encumbrance or other charge upon, any of its assets, tangible or intangible, except for sales from inventory in the ordinary course of business;

(b)	the Company has not entered into any Contract (or series of related Contracts), other than purchase orders placed and sales orders received in the ordinary course of business;

(c)	no Person (including Company) has accelerated, terminated, modified or canceled any Contract to which Company is a party or by which Company is bound and no such customer, supplier or other party intends to terminate, modify or cancel any such Contract;

(d)	the Company has not made any distribution, loan, or other payment of any kind to, or incurred any obligation to, or entered into any transaction of any other kind with, the Seller and/or any member, manager, officer, director and/or beneficial owner of any of the equity securities of the Company, and has not, except in the ordinary course of business, made any such distribution, loan or other payment incurred any such obligation or entered into any such transaction with Seller and/or any member, manager, officer, director and/or beneficial owner of any of the equity securities of the Company;

(e)	the Company has not granted any increase in the base compensation of, made any loan to or made any other change in employment terms for, any of the Company’s employees, except for raises and bonuses awarded in the ordinary course of business consistent with past practices; and Company has not entered into any written or oral employment contract or collective-bargaining agreement;

(f)	the Company has not incurred any obligation as guarantor or otherwise, except in the ordinary course of business; and

(g)	the Company has not experienced any event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(h)	the Company has not committed to any of the foregoing.

4.10.    Litigation. There are no actions, suits, claims, arbitration proceedings, or other proceedings or investigations (whether or not purportedly on behalf of or against the Company) pending, or threatened at law or in equity, or before any federal, state, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality, against or affecting the Company or the Business. No such action, suit, proceeding or investigation has been filed against or affecting the Company or the Business at any time from or after January 1, 2018. There is no order, writ, injunction or decree of any federal, state, municipal court or other governmental department, commission, board, bureau, agency or instrumentality pending against the Company or the Business.

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4.11.     Legal Compliance.

(a)	The Company has conducted its business in all material respects in compliance with all applicable laws (including rules, regulations, injunctions, judgments, orders and decrees) of all federal, state, local and foreign governments (and their agencies), including without limitation any and all so-called environmental laws, and has not at any time from and after January 1, 2018, received notice of any material violation or alleged material violation of any such law, rule, regulation, injunction, judgment, rider or decree.

(b)	The Company has obtained all permits, registrations, licenses, certificates and approvals (collectively, the “Licenses”) that are required to be obtained by the Company (or that have been obtained by the Company, even though not required) to conduct its business.

The Company has obtained all such Licenses, all of which are valid and in full force and effect, and the Company has at all times operated its business in compliance in all material respects with such Licenses.

4.12.     Tax Matters.

(a)	All Tax Returns required to be filed on or before the Closing Date by the Company have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete and correct in all respects. All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been, or will be, timely paid.

(b)	The Company has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, member or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(c)	No claim has been made by any taxing authority in any jurisdiction where the Company does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.

(d)	No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Company.

(e)	The amount of the Company’s Liability for unpaid Taxes for all periods ending on or before the date of the Latest Financial Statements does not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Financial Statements. The amount of the Company’s Liability for unpaid Taxes for all periods following the end of the recent period covered by the Financial Statements shall not, in the aggregate, exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) as adjusted for the passage of time in accordance with the past custom and practice of the Company (and which accruals shall not exceed comparable amounts incurred in similar periods in prior years).

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4.13.     Contracts, Leases, etc.

(a)	The Seller has provided or has caused the Company to provide copies of all Contracts to which the Company is a party, or by which any of its property or assets are bound, that fall into one or more of the following categories (each, a “Material Contract”):

(i)	Contracts with any current or former shareholder, director, manager or officer of the Company or any of its Affiliates;

(ii)	Contracts for the sale of any of the assets of the Company other than in the ordinary course of business;

(iii)	Joint venture agreements;

(iv)	Contracts containing covenants of the Company not to compete in any line of business or with any Person in any geographical area or covenants of any other Person not to compete with the Company in any line of business or in any geographical area;

(v)	Contracts relating to the acquisition by the Company of any operating business or the capital stock of any other Person;

(vi)	Contracts relating to the borrowing of money;

(vii)	Any lease of real estate; or

(viii)	Any other Contracts, other than leases of real property and proposals or purchase orders entered into with customers in the ordinary course of business, which involve the receipt or expenditure of more than $50,000 in the aggregate or require performance by any party more than two years from the date hereof.

(b)	Each of such Material Contracts is true, complete and correct in all material respects. With respect to each Material Contract: (i) the Material Contract is legal, valid, binding, enforceable and in full force and effect; (ii) subject to obtaining any third party consents required under such Material Contract in connection with a transfer of the Acquired Interests, the Material Contract will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement; and (iii) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under the Contract. Neither the Company nor the Purchaser will be subject to any penalty or liquidated damages by reason of the sale of Acquired Interests contemplated by this Agreement.

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4.14.     Insurance. The Company currently maintains insurance policies (including property, casualty, combined general liability and workers’ compensation insurance) as required by law and as is customary for similarly situated businesses, each of which is in full force and effect. Each such policy is sufficient for the Company to comply with all requirements of law and with all requirements imposed by any Contract to which it is a party, and the premiums with respect to each such policy have been paid in full.

4.15.      Employees.

(a)	No employee has any plans to terminate his or her employment with the Company. The Company is not a party to or bound by any collective-bargaining agreement, nor has the Company experienced any strikes, grievances, claims of unfair labor practices or other collective-bargaining disputes. The Company is not aware of any organizational effort presently being made or, to the Seller’s Knowledge, threatened by or on behalf of any labor union with respect to the Company’s employees.

(b)	The Company has paid, or will pay when due, all salaries, wages and benefits, including severance benefits, to which the Company’s employees are currently entitled and which they have earned. All such benefits are accrued on the books of the Company and in the Financial Statements.

4.16.    Employee Benefit Plans. Each “employee benefit plan” as defined by Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), nor any other pension, profit-sharing, deferred compensation, bonus, stock option, share appreciation right, severance, group or individual health, dental, medical, life insurance, survivor benefit, or similar plan, policy, or arrangement, whether formal or informal, written or oral, for the benefit of any director, officer, consultant, independent contractor or employee, whether active or terminated, of the Company with respect to which the Company has a liability (each, an “Employee Benefit Plan”) is and has heretofore been maintained and operated in material compliance with the terms of such Employee Benefit Plan and with all requirements of law in effect from time to time applicable to such Employee Benefit Plan, including but not limited to ERISA and the Code. Each Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has been determined by the IRS to be so qualified in form (or an opinion letter has been issued to the prototype sponsor or volume submitter upon which the Company is entitled to rely), and nothing has occurred as to any such Employee Benefit Plan that has resulted or is likely to result in the revocation of such determination as to such Employee Benefit Plan. There is no pending or threatened, legal action, proceeding, or investigation, other than routine claims for benefits, concerning any Employee Benefit Plan or any fiduciary or service provider thereof, and there is no basis for any such legal action, proceeding, or investigation.

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4.17.     Representations with Respect to Changes. Since December 31, 2023, other than payments to be made pursuant to this Agreement, the Company has not (i) made any distributions or other payments (other than guaranteed payments in accordance with past practice) to the Seller or to any third parties for which Seller would gain a benefit (by way of example and without limitation, Affiliates, family members, etc.), (ii) incurred any accounts payable other than in the ordinary course of its business, consistent with past practice, (iii) incurred any Indebtedness or (iv) entered into any agreement with respect to the foregoing.

4.18.    Brokers. The Company has not employed any broker, finder or agent, nor has the Company otherwise dealt with or become in any way obligated for any consultant’s, broker’s, finder’s, agent’s or similar fee with respect to the transactions contemplated by this Agreement.

Section 5.           Representations and Warranties Concerning the Transaction.

5.1.    Representations and Warranties of the Seller. Seller represents and warrants to the Purchaser that the statements contained in this Section 5.1 are correct and complete as of the date of this Agreement.

(a)	Authorization of Transaction. The Seller has full power and authority to execute and deliver this Agreement and each of the other documents to be executed by Seller, as required under this Agreement, and to perform Seller’s obligations hereunder and thereunder.

(b)	Binding Obligations. This Agreement and the other Transaction Documents constitute, and upon execution by the Seller of this Agreement and such other Transaction Documents, will constitute, the valid and legally binding obligations of the Seller, enforceable in accordance with their respective terms.

(c)	Approvals; No Violation. No consent, approval, authorization or order of any court or governmental agency or body is required to be obtained by the Seller for the consummation of the transactions contemplated by this Agreement, which has not been obtained as of the date hereof. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder will (i) violate any statute, regulation, injunction, judgment, order, decree or ruling to which the Seller is subject, nor will it require the authorization or approval of, or the filing of any notice with any governmental agency or authority; or (ii) result in a violation or breach of any term or provision of, or constitute a default under, the Company’s Certificate of Formation, operating agreement or any Contract to which Seller and/or the Company is a party or by which Seller and/or the Company is bound; or (iii) result in any lien, charge, pledge, encumbrance or limitation on alienability of any kind upon the Acquired Interests.

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(d)	Acquired Interests. The Seller holds of record and owns all of the Acquired Interests, which Acquired Interests give the Seller the right to appoint four (4) voting members to the Company’s Board of Directors, which Board has seven (7) total voting members, and represent issued and outstanding equity securities of the Company comprising (i) [forty-six percent (46.0%) of the equity interests in the Company and (ii) fifty-seven percent (57.0%) of the voting interests in the , free and clear of any restrictions on transfer, taxes, liens, claims, mortgages, charges, exceptions or encumbrances, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. The Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Seller to sell, transfer, or otherwise dispose of any capital securities of the Company (other than under this Agreement). Other than the Company’s Second Amended and Restated Limited Liability Company Operating Agreement dated as of June 6, 2018, the Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital securities of the Company. The Seller has full right to sell and transfer the Acquired Interests and, upon consummation of the transactions hereunder, the Seller will convey and transfer to the Purchaser, good, marketable title to the Acquired Interests free and clear of any and all restrictions, agreements, claims, liens, charges, pledges, encumbrances or limitations on alienability of any kind. The Seller is not under any order of any court or tribunal prohibiting, restricting or impairing its right to transfer the Acquired Interests.

(e)	Litigation. There are no actions, suits, claims, arbitration proceedings, or other proceedings or investigations (whether or not purportedly on behalf of or against the Seller) pending, or, to the Seller’s Knowledge, threatened at law or in equity, or before any federal, state, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality, that are could prohibit or restrain the ability of the Seller to enter into this Agreement or consummate the transactions contemplated hereby.

(f)	Brokers. Except as set forth on Schedule 5.1(f), the Seller has not employed any broker, finder or agent, nor has Seller become in any way obligated for any consultant’s, broker’s, finder’s, agent’s or similar fee with respect to the transactions contemplated by this Agreement.

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5.2.    Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Seller as follows, as of the date hereof:

(a)	Organization and Existence. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Purchaser has the power to own or lease its property and to carry on its business in the manner and at such locations as that business is currently being conducted.

(b)	Authorization of Transaction. The Purchaser has full power and authority to execute and deliver this Agreement and each of the other documents to be executed by it as required under this Agreement, and to perform its obligations hereunder and thereunder. The Purchaser has taken such action, including obtaining approval by its board of directors, as may be necessary for the Purchaser to execute, deliver and perform this Agreement and each such other documents.

(c)	Binding Obligations. This Agreement and the other Transaction Documents constitute, and upon execution by the Purchaser of this Agreement and such other Transaction Documents, will constitute, the valid and legally binding obligations of the Purchaser, enforceable in accordance with their respective terms.

(d)	Approvals; No Violation. No consent, approval, authorization or order of any court or governmental agency or body is required to be obtained by the Purchaser for the consummation of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder will (i) violate any statute, regulation, injunction, judgment, order, decree or ruling to which the Purchaser is subject, nor will it require the authorization or approval of, or the filing of any notice with any governmental agency or authority; or (ii) result in a violation or breach of any term or provision of, or constitute a default under, the Purchaser’s organizational documents, operating agreement or any Contract to which the Purchaser is a party or by which it is bound; or (iii) result in any lien, charge, pledge, encumbrance or limitation on alienability of any kind upon the Acquired Interests.

(e)	Litigation. There are no actions, suits, claims, arbitration proceedings, or other proceedings or investigations (whether or not purportedly on behalf of or against the Purchaser) pending, or, to the Purchaser’s knowledge, threatened at law or in equity, or before any federal, state, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality, that are could prohibit or restrain the ability of the Purchaser to enter into this Agreement or consummate the transactions contemplated hereby.

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(f)	Investment Intent. The Purchaser is acquiring the Acquired Interests for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”) thereof. The Purchaser understands that the Acquired Interests have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

(g)	Brokers. The Purchaser has not employed any broker, finder or agent, nor has the Purchaser become in any way obligated for any consultant’s, broker’s, finder’s, agent’s or similar fee with respect to the transactions contemplated by this Agreement.

Section 6.           Covenants Which Survive the Closing.

6.1.    Non-Competition and Non-Solicitation Covenants.

(a)	For a period beginning on the Closing Date and ending five (5) years following the Closing Date, neither the Seller nor any person acting on behalf of Seller (each, a “Restricted Party”) shall (except on behalf of the Company):

(i)	engage, directly or indirectly, anywhere in the United States or Canada, as owner, shareholder, member, partner, agent, employee, consultant or otherwise, in providing any service or manufacturing or selling any product that is sold by the Company as of the Closing Date; provided, however, that nothing herein shall prevent a Restricted Party from owning, directly or indirectly, solely as an investment, any class of securities that are traded on a national securities exchange;

(ii)	directly or indirectly, solicit or encourage any Person who is then a customer or supplier of the Company, or who has been such a customer or supplier at any time during the twelve months immediately preceding such solicitation or other contact by such Seller, to terminate its relationship with the Company; or

(iii)	directly or indirectly, acting for itself or on behalf of any other Person (A) solicit or hire any person who was employed by the Company at any time during the twelve months immediately preceding such solicitation or hiring or (B) encourage or seek to influence any such person to quit or otherwise terminate his or her employment with the Purchaser; provided, however, that nothing herein shall limit the Restricted Party from soliciting or hiring any such employee whose employment by the Company or the Purchaser was terminated at least six months prior to such solicitation or hiring; and provided further that general advertisements for employment which are not specifically targeted at any such employees of the Company will not constitute a violation of the covenant herein.

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(b)	Seller acknowledges that a breach of its obligations under this Section 6.1 would cause the Purchaser irreparable harm and that the legal remedy of monetary damages is not a fully adequate remedy for such a breach of this Agreement. Therefore, the Purchaser shall be entitled to institute and maintain an action for temporary or permanent injunctive relief for the breach by such Restricted Party of any such provision.

(c)	The covenants of the Restricted Parties under this Section 6.1 shall survive the termination of this Agreement.

6.2.     Confidentiality. From and after the Closing, the Restricted Parties shall, and shall cause its Affiliates to, hold, and shall use its reasonable efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Company, except to the extent that the Restricted Party can show that such information (a) is generally available to and known by the public through no fault of the Restricted Party, any of its Affiliates or their respective Representatives; or (b) is lawfully acquired by the Restricted Party, any of its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If a Restricted Party or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of law, such Restricted Party shall promptly notify the Purchaser in writing and shall disclose only that portion of such information which such Restricted Party is advised by its counsel in writing is legally required to be disclosed, provided that such Restricted Party shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

6.3.      Blue-Pencil Doctrine. Each Restricted Party acknowledges that the restrictions contained in this Section 6 are necessary to protect the legitimate interests of the Purchaser and constitute a material inducement to the Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 6 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable law. The covenants contained in this Section 6 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

6.4.      Public Announcements. Unless otherwise required by applicable law, including without limitation any federal and/or state securities laws (based upon the reasonable advice of counsel), no Party shall, directly or indirectly, make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other Party.

6.5.      Further Assurances. Each of the Parties hereto, both before and after the Closing, shall take such further actions and execute such additional documents as may be necessary or reasonably requested from time to time by the other Party to consummate the transactions contemplated hereby. The Parties shall deal fairly with each other with respect to their obligations and commitments under this Agreement. To such end, each Party covenants and agrees to refrain from taking any action the sole purpose of which is to deprive the other Party of its reasonably expected benefits from this Agreement.

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Section 7.           Tax Matters.

7.1.      Tax Covenants.

(a)	Without the prior written consent of the Purchaser, the Seller shall not, to the extent it may affect, or relate to, the Company, make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of the Purchaser or the Company in respect of any Post-Closing Tax Period. The Seller agrees that the Purchaser is to have no liability for any Tax resulting from any action of the Seller, its Affiliates or any of their respective Representatives.

(b)	All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents (including any real property transfer Tax and any other similar Tax) shall be borne and paid by the Seller when due. The Seller shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and the Purchaser shall cooperate with respect thereto as necessary).

7.2.      Tax Indemnification. The Seller shall indemnify the Company, the Purchaser, and each Purchaser Indemnitee and defend and hold them harmless from and against any Loss attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in this Section 7, together with any out-of-pocket fees and expenses (including attorneys’ and accountants’ fees) incurred in connection therewith.

7.3.      Contests. The Purchaser agrees to give written notice to the Seller of the receipt of any written notice by the Company, the Purchaser or any of the Purchaser’s Affiliates which involves the assertion of any claim, or the commencement of any Action, in respect of which an indemnity may be sought by the Purchaser pursuant to this Section 7 (a “Tax Claim”); provided, that failure to comply with this provision shall not affect the Purchaser’s right to indemnification hereunder.

7.4.      Cooperation and Exchange of Information. The Seller shall provide the Purchaser and the Company with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this Section 7 or in connection with any audit or other proceeding in respect of Taxes of the Company. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities.

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7.5.      Tax Treatment of Indemnification Payments. Any indemnification payments pursuant to this shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by Law.

7.6.      Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 7 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days.

7.7.      Overlap. To the extent that any obligation or responsibility pursuant to Section 10 may overlap with an obligation or responsibility pursuant to this Section 7, the provisions of this Section 7 shall govern.

Section 8.           Conditions Precedent to Closing by Purchaser. The obligation of the Purchaser to consummate the transactions to be performed by it at or subsequent to the Closing under this Agreement is subject to the fulfillment prior to or at the Closing of each and every one of the following conditions:

8.1.      Representations and Warranties. All representations of the Seller set forth in Section 4 and Section 5.1 above shall have been true and correct on the Closing Date.

8.2.      Delivery of Evidence of Transfer. The Seller shall have tendered to the Purchaser evidence of the transfer of the Acquired Interests, together with an endorsement thereof, and if then required by law, transfer stamps, each in proper form to transfer valid and unencumbered title to the Acquired Interests to the Purchaser.

8.3.      Consents. Seller shall have received and delivered to the Purchaser all consents to the sale of the Acquired Interests by the Seller to the Purchaser and waivers of all preemptive and other rights that would be triggered upon the closing of the transactions contemplated hereby, from of the Company and its managers and members, as applicable. The Company and/or the Seller shall have received and delivered to the Purchaser all third-party consents in form and substance satisfactory to the Purchaser and its counsel, to the consummation of the sale of the Acquired Interests to the Purchaser from each party to any Contract of the Company, if any, under which such sale would constitute a default, would accelerate obligations of the Company or would permit cancellation of such Contract.

8.4.     Amendment to Governing Documents. Seller shall have obtained and delivered to the Purchaser suitable agreements and/or amendments to the governing documents of the Company to provide that the Purchaser or its designee will have the right to appoint four out of seven of the managers of the Company, which amendments shall be in a form reasonably acceptable to the Purchaser in its sole discretion.

8.5.      Other Deliverables. The Seller shall have delivered, or caused to be delivered, to the Purchaser the Transaction Documents required to be delivered at the Closing pursuant to Section 2.5(b).

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Section 9.          Conditions Precedent to Closing by Seller. The obligation of the Seller to consummate the transactions to be performed by Seller at or subsequent to the Closing under this Agreement is subject to the fulfillment prior to or at the Closing of each and every one of the following conditions:

9.1.      Representations and Warranties. All representations and warranties of the Purchaser set forth in Section 5.2 above shall have been true and correct in all material respects as of the Closing Date.

9.2.      Other Deliverables. The Purchaser shall have delivered, or caused to be delivered, to Seller the Transaction Documents required to be delivered at the Closing pursuant to Section 2.5(a).

Section 10.         Indemnification.

10.1.    Survival of Representations and Warranties. Except for the Fundamental Representations, which shall, in the case of Sections 4.12 and 4.16, survive until expiration of the applicable statutes of limitation, plus sixty (60) days, and in the case of the other Fundamental Representations, survive indefinitely, all representations and warranties set forth in this Agreement shall survive the execution and delivery of this Agreement and the Closing hereunder until the date which is eighteen (18) months after the Closing Date (the “Expiration Date”); provided, however, that if written notice of an action or claim for Losses related to a third party claim or circumstances existing as of the Expiration Date has been given prior to the Expiration Date, then the representations and warranties forming the basis for such action or claim shall survive as to such action or claim until such action or claim has been fully resolved.

10.2.    Purchaser’s Right to Indemnification. Subject to the other terms and conditions of this Section 10, the Seller shall defend, indemnify and hold harmless the Purchaser and its Affiliates and their respective directors and officers (the “Purchaser Indemnitees”) from and against (i) any and all losses, obligations, liabilities, damages, claims, deficiencies, costs and expenses (including, but not limited to, the amount of any settlement and all reasonable legal and other expenses incurred in connection with the investigation, prosecution or defense of the matter) (collectively, “Losses”), which may be asserted against or sustained or incurred by the Purchaser Indemnitees in connection with, arising out of, or relating to any breach of any of the representations, warranties, agreements and covenants made by the Seller in the this Agreement; and (ii) any and all costs and expenses (including, but not limited to, reasonable legal expenses) incurred by the Purchaser Indemnitees in connection with the enforcement of their rights under this Agreement.

10.3.    Sellers’ Rights to Indemnification. The Purchaser shall defend, indemnify and hold harmless the Seller and her heirs, successors, estate and representatives (the “Seller Indemnitees”), from and against (i) any and all Losses, which may be asserted against or sustained or incurred by the Seller Indemnitees in connection with, arising out of, or relating to any breach of any of the representations, warranties, agreements and covenants made by Purchaser in this Agreement; and (ii) any and all costs and expenses (including, but not limited to, reasonable legal expenses) incurred by the Seller Indemnitees in connection with the enforcement of its rights under this Agreement.

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10.4.     Limitations of Liability.

(a)	The Seller shall not be required to indemnify the Purchaser Indemnities hereunder with respect to claims for Losses under this Section 10 unless and until the aggregate amount of Losses for which the Indemnified Parties would otherwise be entitled to indemnification pursuant to this Section 10 exceeds an amount equal to $10,000.00 (the “Basket”), at which time the Seller shall be obligated to indemnify the Purchaser Indemnities for the amount of all such Losses. Notwithstanding anything to the contrary in this Section 10.4, the Basket shall not apply to any Losses arising out of or in connection with fraud or intentional misrepresentation.

(b)	The Parties specifically agree that, notwithstanding any provision in this Agreement to the contrary, the aggregate liability of the Seller, on the one hand, and the Purchaser, on the other hand, pursuant to this Section 10 with respect to all claims for indemnification (other than relating to claims of fraud or intentional misrepresentation, which shall be unlimited) shall not exceed an amount equal to the Purchase Price actually paid to the Seller.

(c)	Any indemnification payments made pursuant to this Section 10 shall be treated by all Parties as an adjustment to the Purchase Price hereunder.

10.5.     Indemnification Procedures.

(a)	Whenever any claim shall arise for indemnification under this Agreement (a “Claim”), the Party seeking indemnification (the “Indemnified Party”) shall promptly notify the other Party or Parties (the “Indemnifying Party”) in writing of any facts that constitute the basis for the Claim. Such notice shall not be a condition precedent to any liability of the Indemnifying Party under this Agreement, except to the extent that the Indemnifying Party is prejudiced in its ability to defend such a Claim as a result of an unreasonable delay in notice.

(b)	The Indemnifying Party shall be entitled to defend any Claim, at its own expense and through counsel reasonably acceptable to the Indemnified Party, if it gives written notice of its intention to do so to the Indemnified Party within fifteen (15) days after receipt of a notice of the Claim. If the Indemnifying Party elects to retain counsel within such 15-day period, then the Indemnified Party shall have the right to elect at its own expense to retain its own counsel and to defend jointly with the Indemnifying Party such Claim, in which case counsel to the Indemnifying Party shall cooperate fully with counsel to the Indemnified Party in such defense. If the Indemnifying Party does not elect to retain counsel and defend the claim, then the Indemnifying Party shall be responsible for payment of the Indemnified Party’s counsel fees.

(c)	Neither Party hereto shall be entitled to compromise or settle any Claim without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed.

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10.6.    Sole Remedy. Notwithstanding anything to the contrary contained in this Agreement and notwithstanding any otherwise available right or remedy of the Parties, at law or in equity, the Parties agree that the sole and exclusive remedy for any breach of this Agreement by the other Party, including any misrepresentation, breach of covenant or warranty, or for any other Loss, cost damage or expense relating to, arising out of or otherwise connected with this Agreement or the transactions contemplated hereunder shall be the right of indemnification as and to the extent set forth in Section 7 or this Section 10. Anything to the contrary notwithstanding, this provision is not intended and will not be construed as limiting in any fashion the right of any of the Parties to assert and pursue any claims based on fraud or willful misrepresentation.

Section 11.         Miscellaneous.

11.1.    Expenses. Each Party shall bear all costs and expenses (including without limitation legal fees and expenses) that it may be incur in connection with the negotiation, preparation, execution and delivery of this Agreement, and any other documents contemplated hereby.

11.2.    Notices. Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given when delivered by hand, one day after transmittal by an internationally recognized overnight courier service, or three days after being sent by registered or certified mail, return receipt requested, postage prepaid, in each case addressed as follows:

If intended for the Seller: Vijaya Rao

With a copy of any notice to the Seller to:	Rees Broome, PC 1900 Gallows Road, Suite 700 Tysons Corner, Virginia 22182 Attn: David J. Charles, Esq.

If intended for the Purchaser:	ConnectM Technology Solutions, Inc. 2 Mount Royal Ave Ste 550 Marlborough, Massachusetts 01752 Attn: Bhaskar Panigrahi

With a copy of any notice to the W. Eric Swan, Esq.

Purchaser to:	Swan Law PC
One Boston Place, Suite 2600
Boston, Massachusetts 02108

or to such other address as either Party may designate from time to time by notice in the manner set forth above.

11.3.     Entire Agreement. This Agreement (including the schedules and exhibits hereto), together with all other Transaction Documents executed by the Parties, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior memoranda, correspondence, conversations and negotiations.

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11.4.     Counterparts. This Agreement may be executed by electronic or digital signatures (including by DocuSign or Adobe Acrobat Sign) and in counterparts and, as so executed, shall constitute one agreement binding on all the Parties hereto, notwithstanding that the Parties may not have executed the same counterpart. Facsimile transmissions, or electronic transmissions in .pdf format, of any executed original document and/or retransmission of any executed facsimile or .pdf transmission shall be deemed to be the same as the delivery of an executed original.

11.5.     Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective heirs, successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

11.6.     Headings. The headings of the sections of this Agreement have been assigned for convenience only and shall not be construed as limiting, defining or affecting the substantive terms of this Agreement.

11.7.     Amendments. This Agreement may be amended or waived only by a writing executed by the Parties hereto. No waiver of any breach of this Agreement shall be deemed to be a waiver of any subsequent breach of a similar or like nature.

11.8.     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

11.9.     Arbitration. Any dispute or claim arising out of or in connection with this Agreement between the Purchaser, on the one hand, and the Seller, on the other hand, shall be determined by binding arbitration conducted in accordance with the commercial arbitration rules of JAMS before a single arbitrator in Boston, Massachusetts appointed in accordance with said rules. All Parties shall abide by the arbitrator’s decision, which shall be binding and non- appealable, and judgment on the award may be entered in any court of competent jurisdiction. Notwithstanding the foregoing, the Parties may apply to any court of competent jurisdiction for preliminary or interim equitable relief, or to compel arbitration in accordance with this Section 11.9, without breaching this arbitration provision.

11.10.   Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to agreements executed and performed entirely within such State, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

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Section 12. Interpretation; Definitions.

12.1.    Rules of Interpretation. The words “hereby,” “herein,” “hereof;” “hereunder” and words of similar import refer to this Agreement as a whole (including any exhibits and schedules hereto) and not merely to the specific section, paragraph or clause in which such word appears. All references herein to sections, exhibits and schedules shall be deemed references to sections of, and exhibits and schedules to, this Agreement unless the context shall otherwise require. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The definitions given for terms in Section 12.2 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Except as otherwise expressly provided herein, all references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America. The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

12.2.    Certain Defined Terms. For the purposes of this Agreement, the following terms have the meaning set forth below:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through owners of voting securities, by contract or otherwise.

“Agreed Accounting Principles” means GAAP using the same accounting methods, policies, practices, procedures, classifications, judgments or estimation methodologies used in the Latest Balance Sheet.

“Business” has the meaning set forth in the Whereas clauses.

“Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.

“Closing Transaction Expenses” means the aggregate amount of fees and expenses of the Seller relating to the transactions contemplated hereby for advisory accounting, tax, legal and other professional services to the extent unpaid at the time of determination and to the extent related to the transactions contemplated hereby.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Contract” means any contract, agreement, indenture, note, bond, loan, instrument, lease, commitment or other arrangement or agreement.

“EBITDA” means the earnings of the Company before interest, taxes, depreciation and amortization, in each case determined consistently with Agreed Accounting Principles; provided that, in calculating “EBITDA”, the following will not be taken into account: (a) any transaction expenses incurred as a result of the transactions contemplated hereby, (b) any impact, whether positive or negative, relating to any future business acquisitions (including any transaction expenses incurred as a result of any such future acquisition and the earnings of the target entity in such future acquisition), (c) any extraordinary gains or losses, as defined by GAAP, on the sale or other disposition of assets, and (d) the impact of any PPP Loan and any other COVID-19 Relief (or the forgiveness thereof), except for any expenses paid from the proceeds thereof and treated as a deduction in taxable income.

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“Fundamental Representations” shall mean (i) as applied to the Company, any representations or warranties contained in Sections 4.1 through 4.3, 4.7(a) and (c), 4.12, 4.16 and/or 4.18, (ii) as applied to the Seller, any representations or warranties of the Seller contained in Sections 5.1(a) through (d) and/or 5.1(f).

“GAAP” means, generally accepted accounting principles, consistently applied.

“Gross Revenue” means, with respect to a particular period, the Company’s gross revenues for such period as reasonably determined by the Purchaser in its reasonable discretion and in accordance with Agreed Accounting Principles.

“Indebtedness” means (i) the unpaid principal amount of, and accrued interest on, all indebtedness for borrowed money of the Company, (ii) any obligations under capitalized leases with respect to which the Company is liable, determined on a consolidated basis in accordance with Agreed Accounting Principles, (iii) breakage costs payable upon termination on the Closing Date of any obligations of the Company under interest rate swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements, and (iv) all outstanding reimbursement obligations in respect of drawn letters of credit issued for the account of the Company.

“IRS” means the United States Internal Revenue Service.

“Latest Balance Sheet” has the meaning set forth in Section 4.4.

“Lien” means any and all encumbrances, liens, charges, security interests, options, claims, mortgages, deeds of trust, pledges, proxies, equitable interests, rights of way, easements, encroachments, servitudes, adverse claims, exceptions, reservations, rights of occupation, any matter capable of registration against title, voting trusts, rights of preemption, rights of first refusal, first offer or first negotiation or similar restrictions, or other restrictions on title, transfer, use, voting, or other attributes of ownership of any nature whatsoever, including any conditional sale Contracts, title retention Contracts or other Contracts to give or create any of the foregoing.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Company, or (b) the ability of Seller to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement, except pursuant to Section 4.05 (vi) any changes in applicable laws or accounting rules, including GAAP; or (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts its businesses.

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“Outstanding Receivables” means, with respect to a particular date, the Company’s accounts receivable as of 11:59 p.m. on the such date, as determined in accordance with the Agreed Accounting Principles, less (i) any accounts receivable balance which is more than sixty (60) days past due as of such date and (ii) any accounts receivable where the customer is (or where steps have been taken to place the customer) in liquidation, receivership or bankruptcy, or where the debt has been placed into the hands of lawyers or collection agents for collection, or for any other debt where there is doubt about full collection being foreseeable, on the such date, as determined in accordance with the Agreed Accounting Principles.

“Party” means the Purchaser or the Seller, as applicable.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental body or subdivision, or regulatory agency or other entity.

“Representatives” means attorneys, accountants and other advisors to, and agents of, a Party.

“Revenue Growth” means, with respect to a particular Measurement Period, the growth in the Company’s Gross Revenue for such Measurement Period as compared to the Company’s Gross Revenue for the immediately preceding Measurement Period (or if no previous Measurement Period exists, a similar period during the immediately preceding calendar year).

“Seller’s Knowledge” or “Knowledge of Sellers” means the actual knowledge of Seller after due inquiry (which due inquiry as regards the representations and warranties in Section 4, includes due inquiry of the relevant managers and senior executives of the Company).

“Tax” or “Taxes” means any federal, state, local, or foreign, income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, severance, stamp, withholding, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, net worth, intangibles, social security, unemployment, payroll, license, employee, or other tax or similar levy, of any kind whatsoever imposed by a governmental authority, whether computed on a separate or consolidated, unitary or combined basis, including any interest, penalties, or additions to tax in respect of the foregoing, whether disputed or not.

“Tax Return” means any return, declaration, report, information return, or other document (including any related elections, schedules, statements, or information or any amendment thereof) filed or required to be filed in connection with the determination, assessment, or collection of any Tax.

“Taxing Authority” means any governmental agency or regulatory authority with the legal authority to collect or impose Taxes.

“Transaction Documents” means this Agreement and all other agreements, instruments and certificates delivered by a Party pursuant to this Agreement.

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“Trigger Event” means (a) the direct or indirect sale, transfer or other disposition (including by way of equity sale, merger, consolidation or other similar transaction) of fifty percent (50%) or more of the then issued and outstanding equity interests of the Company in one or a series of related transactions, (b) the merger or consolidation of the Company with or into any other entity, in one or a series of related transactions, pursuant to which fifty percent (50%) or more of the equity interests of the surviving or resulting entity is held by one or more third parties, or (c) the sale, transfer or other disposition of all or substantially all of the assets of the Company, in one or a series of related transactions; provided that none of the transactions described in the foregoing clauses (a) through (c) shall constitute a Trigger Event for purposes of this Agreement if the acquirer or other counterparty in such transaction is an Affiliate of the Purchaser.

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IN WITNESS WHEREOF, the Parties hereto have set their hands and seals on the day, month and year first above written.

PURCHASER:

ConnectM Technology Solutions, Inc.

By:	/s/ Bhaskar Panigrahi
Bhaskar Panigrahi, President

SELLER:

/s/ Vijaya Rao
Vijaya Rao

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